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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


  Exclusivity agreement between Vivendi Universal and Cinven for the divestment of Vivendi Universal Publishing's professional division

Paris, August 28, 2001: Vivendi Universal has received an offer from the Cinven investment fund to acquire Vivendi Universal Publishing's business to business (trade press and fairs) and health activities for a total of E2 billion.

Vivendi Universal announced the divestment of its B2B activities, for which it received several offers, following the acquisition of U.S. publisher Houghton Mifflin. The Cinven offer, which includes the health activities, is the highest. It is also the most coherent, as it enables VUP's professional division to be kept together. The offer has present management`s support.

The professional division is headed by Fabrice Fries (revenues of E1 billion; EBITDA of E130 million). Through Cinven, it will be able to continue to grow in a sector that is currently consolidating.

VUP's B to B activities include Groupe Moniteur, Usine Nouvelle, France Agricole, Builder, Barbour Index, Tests and Exposium. The health activities include Le Quotidien du Medecin, Vidal, Masson, Staywell, MIMS and Doyma. Cinven's offer for the whole totals E2 billion, representing twice 2001 revenues and between 15 and 16 times EBITDA. The consolidated capital gain for Vivendi Universal comes to more than E800 million.

Subject to the required labor negotiations, an exclusivity agreement between Cinven and Vivendi Universal should be drawn up in the next few days. The sale will be finalized before October 30.

The divestment of VUP's B to B and health activities will enable the company to focus on general public publishing and considerably reduce the proportion of Vivendi Universal's business that depends on advertising revenues. Including the soon-to-come divestment of the free sheet company Comareg, this portion will be reduced to just 1% of Vivendi Universal's business. Moreover, the decisions made concerning the publishing division will finance the whole of the Houghton Mifflin acquisition in a very short time span.

Over the last several months, Vivendi Universal has acquired global leadership positions in the music, film, games and education sectors.
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This press release contains "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the consummation of the professional branch acquisition; that the synergies expected to be created as a result of recent acquisitions will not materialize; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Vivendi Universal does not undertake, nor does it have any obligation, to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.